UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information Contained in this Report on Form 6-K

On June 23, 2017 the Company entered its Fifth Supplemental Agreement with DVB BANK SE, relating to a loan in the principal amount of up to (originally) US$40,000,000 to Artful Shipholding S.A. and Longevity Maritime Limited. The main points agreed in this Supplemental Agreement were:

•	Additional deferrals to the last scheduled repayment date of the principal amount of the loan of $880,000 in relation to Artful and 832,500 in relation to Longevity.
•	Payment of $880,000 in relation to Artful and $832,500 in relation to Longevity on or before September 28, 2017
•	Value maintenance clause respecting the ships owned by the borrowers in respect of the outstanding principal amount of its loan drops to 50% until 31 December 2017; 105% from 1st of January 2018, and 130% after 30th June 2018.
•	Replacing the requirement that George Karageorgiou be the Chief Executive Officer of the Company at all times and George Feidakis be a member of the board of directors of the Company at all times with the requirement that Athanasios Feidakis be the Chief Executive Officer of the Company at all times after December 28, 2015 and George Feidakis be a member of the board of directors of the Company at all times.
•	Waiver from April 1, 2017 ending April 1, 2018 of the requirement that the Company on a consolidated basis with its subsidiaries (i) hold cash of at least $10,000,000 or 1,000,000 per each of its vessels, (ii) maintain a net worth of at least $50,000,000, and (iii) maintain a ratio of at least 35% of its assets less liabilities to its assets.
•	Reducing from January 1, 2018 ending June 30, 2018 the requirement of the Company to maintain a minimum value of the mortgaged ships and other pledged collateral to 105 per cent of the outstanding principal amount of the loan.
•	Back-end fee of .75 per cent per annum of the outstanding principal amount of the loan calculated from April 1, 2017 until April 1, 2018.

On July 10, 2017, the Company entered its Second Supplemental Agreement with HSH NORDBANK AG, relating to a loan in the principal amount of (originally) up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A. The main points agreed in this Supplemental Agreement were:

•	Additional deferrals to the last scheduled repayment date of the principal amount of the loan during the period from June 3, 2016 ending March 3, 2018, in relation to Devocean of $956,460, in relation to Domina of $920,000, and in relation to Dulac of $897,920.
•	Deferral fee of 2.5 per cent per annum on the additional deferred amounts calculated from March 4, 2017 until March 3, 2018.
•	Prepayment of $1,000,000 on or before September 27th 2017.
•	Undertaking that the Company raise at least $1,800,000 from its shareholders by December 31, 2017.

•	Restriction of the borrowers to make distributions or other payments to the Company so long as such additional deferred amounts remain outstanding.
•	Waiver from June 3, 2016 ending March 3, 2018 of the requirement that the Company maintain a net worth of at least $30,000,000 and hold cash on a consolidated basis with its subsidiaries of at least 5% of their consolidated indebtedness.

The representations, warranties and covenants contained in the relative Supplemental Agreements were made solely for the benefit of the parties to those agreements and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Supplemental Agreements that are incorporated herein by reference only to provide investors with information regarding the terms and conditions of the Supplemental Agreements, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

The foregoing description of the Supplemental Agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements, which are filed as Exhibit 10.1,& 10.2, to this current Report on Form 6-K incorporated herein by reference.

EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

10.1	DVB Bank SE-Globus Maritime Limited, Fifth Supplemental Agreement, dated June 23, 2017
10.2	HSH Nord Bank AG-Globus Maritime Limited, Second Supplemental Agreement, dated July 10, 2017

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-217282) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2017, AS AMENDED MAY 17, 2017 AND DECLARED EFFECTIVE MAY 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2017
GLOBUS MARITIME LIMITED

	By:	/s/Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and Chief Financial Officer